ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 21, 2024	Jessica L. Reece T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

File Nos. 333-237048 and 811-23556

Dear Mr. Bellacicco:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on April 29, 2024 regarding Post-Effective Amendment No. 10 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to Polar Capital International Small Company Fund (the “Fund”), a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on March 15, 2024 to register the shares of the Fund for public offer and sale.

This letter reflects responses intended to address all comments the Staff provided. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 12 to the Trust’s Registration Statement, which is expected to be filed pursuant to Rule 485(b) under the Securities Act for effectiveness on May 29, 2024. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges the comment.

Fees and Expenses of the Fund

2.

Comment: In the section titled “Fees and Expenses of the Fund,” please bold the following sentence: “You may pay other fees, such as brokerage commission and other fees to financial intermediaries, which are not reflected in the table and example below.”

Response: The requested change has been made.

3.	Comment: Please provide a completed fee and expense table and expense example with your response.

Response: A completed fee and expense table and expense example are included in Appendix A hereto.

Principal Investment Strategies

4.

Comment: The first sentence of the “Principal Investment Strategies” section states that “[t]he Fund will seek to achieve its investment objective by investing at least 80% of its net assets in a portfolio of equity securities and equity related securities of small companies.” Please clarify what “equity related securities” means.

Response: The Registrant notes that the next two paragraphs further explain the range of instruments the Fund will invest in, including equity related securities.

The securities in which the Fund will invest will include common stock, equity warrants, preferred stock, shares in collective investment schemes with investment policies that are consistent with the Fund’s investment objective (including European Undertakings for the Collective Investment in Transferable Securities or Alternative Investment Funds, shares of U.S. mutual funds, or other exchange traded funds) and securities convertible into shares.

The Fund may also invest in global, American and European depository receipts for the purpose of gaining exposure to underlying equity securities.

5.

Comment: The penultimate sentence of the first paragraph of the “Principal Investment Strategies” section states that “[t]he Fund will invest primarily in companies located outside the U.S.” If the Fund will invest in emerging or frontier markets please add corresponding disclosure and disclose how the Fund defines emerging or frontier markets.

Response: The Fund has the ability to invest in emerging markets. Though the location of a particular issuer would be one of many considerations in a particular investment decision, an issuer’s link to emerging markets is not a principal consideration included in the Fund’s investment strategy. In response to this comment, the Registrant will revise the Fund’s Item 9 strategy disclosure as follows. The Registrant notes that the Fund’s Item 9 disclosure currently includes “Risks Associated with Investing in Non-U.S. Securities.”

In addition, under normal circumstances, the Fund will invest primarily in companies located outside the U.S, which may, at times, include investment in companies located in emerging markets.

6.

Comment: The second paragraph of the “Principal Investment Strategies” section states that “[t]he securities in which the Fund will invest will include … shares in collective investment schemes with investment policies that are consistent with the Fund’s investment objective (including … shares of U.S. mutual funds, or other exchange traded funds)…”. If the acquired fund fees and expenses (“AFFE”) of these mutual fund and exchange traded fund investments will exceed one basis point, please include AFFE as a separate line item in the fee table as required by Instruction 3(f)(i) of Item 3 of Form N-1A.

Response: The Fund does not expect AFFEs to exceed one basis point.

Principal Investment Risks

7.	Comment: Please add disclosure discussing the risks of investing in non-U.S. securities.

Response: In response to this comment, the Registrant has added the following disclosure:

Non-U.S. Securities Risk. Investing in non-U.S. securities poses additional market risks since political and economic events unique in a country or region will affect those markets and their issuers and may not affect the U.S. economy or U.S. issuers. In addition, issuers of non-U.S. securities often are not subject to as much regulation as U.S. issuers, and the reporting, accounting, custody, and auditing standards to which those issuers are subject often are not as rigorous as U.S. standards. Investments in non-U.S. securities may also be subject to greater environmental, credit and information risks. The Fund’s investments in non-U.S. securities also are subject to non-U.S. currency fluctuations and other non-U.S. currency-related risks. Non-U.S. securities may be subject to higher volatility than U.S. securities, varying degrees of regulation and limited liquidity.

8.	Comment: Please clarify in the principal investment strategy that the Fund may invest in micro-cap companies.

Response: In response to this comment, the Registrant has revised its disclosure as follows:

The Adviser defines “small companies” as those with a market capitalization of $5 billion U.S. dollars or less at the time of initial investment, which includes micro-cap companies.

Additional Information About the Fund

9.	Comment: If applicable, please state that the investment objective may be changed without shareholder approval as required by Item 9(a) of Form N-1A

Response: The Registrant has reviewed its disclosure and determined to not make any changes at this time. The Registrant notes that the “Additional Information About the Fund” Section states:

The investment objective of the Fund is not fundamental and may be changed at any time by the Board of Trustees without shareholder approval.

10.	Comment: Please review the last two paragraphs of “Cyber Security Risk” as they appear to be related to “Currency Risk.”

Response: The Registrant has moved the referenced disclosure to Currency Risk.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece

Jessica Reece, Esq.

cc:	Andrew Lawson, Esq.

Barbara Nelligan

APPENDIX A

FEE AND EXPENSE TABLE AND EXPENSE EXAMPLE

Shareholder Fees (Fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None
Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.00%
Distribution (12b-1) Fees	None
Other Expenses	3.01%
Total Annual Fund Operating Expenses	4.01%
Fee Waiver and/or Expense Reimbursement(1)	-2.91%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.10%

(1)

Polar Capital LLP (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive Management Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses (exclusive of brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, and expenses associated with the investments in underlying investment companies) exceed 1.10% of the average daily net assets of the Fund through May 22, 2026. Amounts waived or reimbursed in a particular contractual period may be recouped by the Adviser for 36 months following the waiver or reimbursement however, such recoupment will be limited to the lesser of any expense limitation in place at the time of recoupment or the expense limitation in place at the time of waiver or reimbursement. This agreement may only be terminated earlier by the Fund’s Board of Trustees (the “Board”) or upon termination of the Investment Management Agreement.

Example

1 Year	3 Years
$ 112	$664

A-1